Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of January 11, 2022, Hillstream BioPharma, Inc. (the “Company”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, par value $0.0001 per share (the “Common Stock”).

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Company’s Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. The Company encourages you to read its Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

The Company’s authorized capital shares consist of 250,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”). As of December 31, 2021, there were 6,357,314 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Voting Rights

Holders of the Company’s Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the Company’s stockholders. Holders of the Company’s Common Stock have no cumulative voting rights.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of the Company’s Preferred Stock, holders of the Company’s Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of the Company’s assets which are legally available.

Liquidation Rights

Upon the Company’s liquidation, dissolution or winding-up, holders of the Company’s Common Stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of the Company’s outstanding shares of Preferred Stock.

Other Rights

Holders of the Company’s Common Stock have no preemptive or conversion rights or other subscription rights.

Applicable Anti-Takeover Law

Set forth below is a summary of the provisions of the Company’s Certificate of Incorporation and Bylaws and the Delaware General Corporation Law that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Certificate of Incorporation, Bylaws and relevant provisions of the Delaware General Corporation Law (the “DGCL”).

Delaware Law

The Company is governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

Board of Directors Vacancies

The Company’s Bylaws authorize the Company’s board of directors to fill vacant directorships. In addition, the number of directors constituting the Company’s board of directors may be set by resolution of the incumbent directors.

Special Meeting of Stockholders

The Company’s Bylaws provide that special meetings of the Company’s stockholders may be called by the board of directors, the Chief Executive Officer, or the President (in the absence of a Chief Executive Officer), the chairman of the board of directors or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Company’s Bylaws provide that stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at the Company’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the Company’s Secretary at the Company’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of such meeting is first made by the Company. These provisions may preclude the Company’s stockholders from bringing matters before the Company’s annual meeting of stockholders or from making nominations for directors at the Company’s annual meeting of stockholders.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The Company’s Certificate of Incorporation provides that unless the Company consent in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Company’s Certificate of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock are deemed to have notice of and consented to this provision.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Philadelphia Stock Transfer, Inc. whose address is 2320 Haverford Road, Suite 230, Ardmore, PA 19003.

Listing

The Company’s Common Stock is listed on The Nasdaq Capital Market under the symbol “HILS.”